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                                                                Exhibit No. I-1

Ameren Corporation, et. al. (No. ________)

     Ameren Corporation ("Ameren"), its service company, Ameren Services Company ("AMS"), a public utility company, Union Electric Company ("UE"), and its subsidiary, Union Electric Development Company ("UEDC"), each of which is located at 1901 Chouteau Avenue, St. Louis, Missouri 63103; a public utility company, Central Illinois Public Service Company ("CIPS") and CIPSCO Investment Company ("CIC"), each of 607 East Adams, Springfield, Illinois 62739; and, a public utility company, Electric Energy Incorporated ("EEI"), of 2100 Portland Road, Joppa, Illinois 62953, ("Applicants") have filed a joint application pursuant to Sections 6(a), 7, 9(a), 10, and 12 of the Act and Rules 42, 43, 45 and 52 thereunder, ("Merger U-1"). UE, CIPS and EEI are hereafter referred to collectively as "Utility Subsidiaries". AMS, UEDC and CIC are hereafter referred to collectively as "Non-Utility Subsidiaries".

     Applicants are seeking authorization for financing transactions for the period beginning with the effective date of the order approving Merger U-1 and continuing for a period of five years from the date of the order approving this Application, ("Authorization Period"). The authorization requested herein relates to (i) external issues of common stock, debt, including credit lines, and other securities by and for Ameren; (ii) external issues of capital stock and debt securities not subject to the Rule 52 exemption, including short term debt, interest rate swaps and credit lines, by and for the Utility Subsidiaries;
(iii) external issuances of capital stock, debt securities and credit lines not subject to the Rule 52 exemption by and for Non-Utility Subsidiaries; (iv) intra-system financing among Ameren and its Non-Utility Subsidiaries not subject to the Rule 52 exemption, including the ability to issue intra-system guarantees; (v) the

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ability of the Subsidiaries to alter their capital stock in order to engage in financing with their parent company; and (vi) the continuance and retention of existing financings.

     The following general terms will be applicable, where appropriate, to the financing transactions for which authority is sought: (1) the effective cost of money on short term debt financings and credit lines may not exceed 300 basis points over the six month London Interbank Offered Rate (LIBOR); (2) the effective cost of money on preferred stock and other fixed income oriented securities, when issued, may not exceed 500 basis points over the interest rate on 30-year U.S. Treasury securities; (3) issuance expenses in connection with any non-competitive offerings of securities, including any underwriting fees, commission or other similar compensation, will not exceed 5% of the principal or total amount of the securities being issued.

     The proceeds from the financings authorized by the Commission pursuant to this Application will be used for general and corporate purposes, including (i) financing, in part, of capital expenditures by Ameren or its Subsidiaries, (ii) the repayment, redemption, refunding or purchase of debt and capital stock of Ameren or its Subsidiaries without the need for prior Commission approval pursuant Rule 42 or a successor rule, (iii) financing working capital requirements and capital spending of the Ameren system and (iv) other lawful general purposes.

     The proposed transactions and the proposed participation of the various Applicants are set forth below.

     1.   Ameren External Financings

     Ameren may obtain funds externally through sales of common stock and/or debt financing, including commercial paper sales and credit lines.

          a.  Common Stock

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     In the Merger U-1, Ameren requested authority to issue 137,215,462 shares of common stock in exchange for all outstanding shares of UE and CIPSCO. (File No. 70-8945). Further, Ameren requested authority to issue and/or acquire up to 19 million shares of Ameren Common Stock in open market transactions over the period ending five years after the date of the Commission's approving order in that docket, for purposes of Ameren's proposed benefit and dividend reinvestment plan and certain employee benefit plans of UE, CIPS and Ameren Services that will use Ameren Common Stock. (File No. 70-8945).

     Ameren requests authority to issue up to 15 million shares for general corporate purposes other than for use in the DRIP or the benefit plans described in the Merger U-1.

          b.  Indebtedness

     The aggregate amount of debt of Ameren issued and sold or borrowed under commercial paper or credit lines established pursuant to the authorization sought by this Application to be outstanding at any time during the Authorization Period shall not exceed $300,000,000 to be used for general corporate purposes.

     Ameren may establish credit lines of up to 100% of the amount authorized for commercial paper to back up outstanding commercial paper. In addition, Ameren may enter into credit agreements or other borrowing facilities with commercial banks, trust companies or other lenders providing for revolving credit or term loans during commitment periods not longer than the Authorization Period. The proceeds of such borrowings will be used for general corporate purposes.

     2.  External Utility Subsidiary Financings

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     The Utility Subsidiaries request authorization to engage in certain external financings which are outside the scope of the Rule 52 exemption for financings of utility companies and for interest rate swaps.

          a.  Commercial Paper

     Authority is requested for UE to issue commercial paper in the aggregate amount of $575,000,000 million to be outstanding at any one time during the Authorization Period.

     Authority is requested for CIPS to issue commercial paper in the aggregate amount of $125,000,000 to be outstanding at any one time during the Authorization Period.

     Authority is requested for EEI to issue commercial paper in the aggregate amount of $60,000,000 to be outstanding at any one time during the Authorization Period.

     Utility Subsidiaries may further maintain back up lines of credit in an aggregate principal amount not to exceed the amount of authorized commercial paper. Borrowings pursuant to commercial paper and related credit lines will not exceed $575,000,000 for UE, $125,000,000 for CIPS or $60,000,000 for EEI to be
outstanding at any one time.

          b.  Credit Lines

     Credit lines may be set up for use by UE in the aggregate amount of $425,000,000 million, by CIPS in the aggregate amount of $125,000,000 and by EEI in the aggregate amount of $35,000,000 for general corporate purposes.

          c.  Interest Rate Swaps

     The Utility Subsidiaries request authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements to the extent the same are not exempt under Rule 52. Each Utility Subsidiary may employ interest rate

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swaps as a means of managing risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption. Utility Subsidiaries request authority to make and continue use of financial hedging instruments in connection with natural gas procurement and other utility operations. Utility Subsidiaries will not engage in speculative transactions.

     3.   External Non-Utility Subsidiary Financings

     Such financings will be exempt from prior Commission authorization pursuant to Rule 52(b).

     4.   Intra-System Financings for Non-Utility Subsidiaries

          a.  General

     Ameren may finance certain of its Non-Utility Subsidiaries and certain Non-Utility Subsidiaries may finance other Non-Utility Subsidiaries in an aggregate amount not exceeding $300,000,000 at any one time during the Authorization Period. The $300,000,000 excludes any financing that is exempt pursuant to Rules 45 and 52, or otherwise authorized. Such financings would generally be in the form of open account advances, long-term loans, and/or capital stock purchases, agreed to by Ameren or the lending Non-Utility Subsidiary as the case may be. Open account advances will provide funds for general corporate purposes and other working capital requirements and temporarily for capital expenditures until long-term financing is obtained and/or cash generated internally. Generally, Ameren's or the lending Non-Utility Subsidiary's long-term loans to, and purchase of capital stock from, such borrowing Non-Utility Subsidiaries will provide financing for their capital expenditures, and will be exempt transactions under Rule 52.

     Open account advances with interest to the Non-Utility Subsidiaries, which would not be covered by Rule 45 or Rule 52, may be made, repaid and remade on a revolving basis, with

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interest at the same effective rate of interest as the daily weighted average effective rate of commercial paper, revolving credit and/or other short term borrowings of Ameren or the lending Non-Utility Subsidiary as the case may be. If no such borrowings are outstanding then, the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York.

          b.  Guarantees

     Ameren requests authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of its Non-Utility Subsidiaries as may be appropriate to enable such system companies to carry on in the ordinary course of their respective businesses, in an aggregate principal amount not to exceed $300,000,000 outstanding at any one time. Such credit support may be in the form of committed bank lines of credit.

     In addition, authority is requested for the Non-Utility Subsidiaries to enter into arrangements with each other similar to that described with respect to Ameren above, in an aggregate principal amount not to exceed $50,000,000 million outstanding at any one time, except to the extent that the same are exempt pursuant to Rule 45.

     The limits on guarantees and other credit support obligations described above are not to be included in the aggregate respective limits applicable to external financings or the limits on intrasystem financing requested elsewhere herein.

     5.  Changes in Capital Stock of Subsidiaries

     The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to Ameren or other immediate parent company during the Authorization Period

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cannot be ascertained at this time. It may happen that the proposed sale of capital stock may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use other forms of capital stock. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to increase the amount or change the terms of any such Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by Ameren or other immediate parent company in the instant case. A Subsidiary would be able to change the par value, or change between par and no-par stock, without additional Commission approval.

     6.  Existing Financing Arrangements

     Ameren and the Utility Subsidiaries have requested authority to retain such financing arrangements as were in place prior to the Merger and which are not otherwise exempted from the provisions of the Act.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

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